JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

April 23, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendments No. 103 and
No. 106)

Dear Mr. Di Stefano:

This letter is in response to the telephonic comments that you provided on April 19, 2010 with respect to the filings made on March 3, 2010 and March 24, 2010 in connection with the Eagle Class shares for JPMorgan Prime Money Market Fund and JPMorgan Tax Free Money Market Fund.  The Trust’s responses to your comments are set forth below.  Certain of the comments, including the comments addressing the need to comply with the new requirements of Items 1-8 of Form N-1A, were addressed in the filing made on March 24, 2010. We will incorporate any other changes to the Fund’s Registration Statement in a filing pursuant to Rule 497 that will be filed next week.

Cover

1.

Comment:  Please delete the following language “This prospectus is to be used only by clients of Eagle Asset Management, Inc. and its affiliates.”

Response:  The language has been deleted.

JPMorgan Prime Money Market Fund

The Fund’s Main Investment Strategy

2.

Comment:  Please delete the italicized language from the following sentence “The Fund is a money market fund managed to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940. Within these requirements, the Fund is managed in the following manner.”

Response:  The requested change has not been made. As per the instructions of Item 4 to Form N-1A, the disclosure indicated above summarizes a major component of the Fund’s investment strategies, in that the Fund will operate in accordance with the requirements of Rule 2a-7. Further, we note that many other money market funds provide this disclosure in their summary prospectuses in response to Item 4.

3.

Comment:  In the ninth bullet, please delete the second sentence.

Response:  The language has been deleted.

4.

Comment:  In the tenth bullet, please remove the following language “as determined under Rule 2a-7.”

Response:  The requested revision has not been made. Pursuant to Rule 2a-7(a)(12), certain securities with a demand feature may be “Eligible Securities,” as such term is defined under Rule 2a-7, even if their remaining maturities exceed 397 days. Therefore, the disclosure above indicates to an investor that, under certain conditions set forth under Rule 2a-7, the Fund may invest in securities with maturities that exceed 397 days.

5.

Comment:  The Fund’s prospectus currently states that the Fund may “invest less than 25% of its total assets in this industry if warranted due to adverse economic conditions or if investing less than 25% appears to be in the best interest of shareholders.” Please explain the basis for this disclosure that the Fund may cease to concentrate for periods of times on a discretionary basis.

Response:  Pursuant to Section 8(b) of the Investment Company Act of 1940 (the “Act”), the Fund identifies the industries in which it will concentrate. The Fund complies with its concentration policy, as required under the Act. The language indicated notifies an investor of the limited circumstances under which the Fund would not concentrate, i.e., in the event that the Fund’s investment advisor decides to a take a temporary defensive position due to adverse economic conditions or other circumstances where the Fund’s investment adviser determines that it is in the best interest of shareholders to take a temporary defensive position. In such limited circumstances, the Fund believes that it would not be required to concentrate under the Act. This position follows the position taken by the Division of Investment Management in its May 1992 release  “Protecting Investors: A Half Century of I nvestment Company Regulation,” in which the Staff stated “Thus, a company that specifies in its registration statement an intention to concentrate must invest at least twenty-five percent of its assets in the identified industry, unless it adopts a temporary defensive position in anticipation of a market decline.”

6.

Comment:  Please remove the disclosure contained in the last two paragraphs of the summary strategy section.

Response:  This language will be removed from the summary.

The Fund’s Main Investment Risks

7.

Comment:  Please revise the first paragraph to make clear that the risks listed constitute the primary risks of investing in the Fund and are not merely “some specific risks of investing in the Fund.”

Response:  The sentence has been removed from the introduction to the summary risk section since we have determined that the heading to the section is sufficient.

8.

Comment:  Under the section “Interest Rate Risk,” in the second sentence, please consider deleting the words “paying expense out of fund assets.”

Response:  The language has been deleted.

9.

Comment:  Under the section “Mortgage-Related and Other Asset-Backed Securities Risk,” please include all applicable risks relating to such investments here and remove the cross reference to “Credit Risk” contained therein.

Response:  The language has been modified and the cross reference has been deleted.

10.

Comment:  Please confirm that all principal strategies and all principal risks applicable to the Fund are listed in the summary prospectus. Please include any such strategies and risks that are not currently listed.

Response:  The summary prospectus lists all applicable principal strategies and principal risks, as required by Form N-1A.

The Fund’s Past Performance

11.

Comment:  Please revise this section to comply with the requirements of Form N-1A.

Response:  This section was revised to comply with the requirements of Form N-1A in connection with the filing made on March 24, 2010.

12.

Comment:  Please delete the third paragraph of this section.

Response:  This paragraph has been deleted.

Year-By-Year Returns

13.

Comment:  Please delete footnote 1 and footnote 2 to the bar chart.

Response:  The footnotes have been deleted.

Average Annual Total Returns

14.

Comment:  Please delete footnote 1 to the table.

Response:  The footnote has been deleted.

Fees and Expenses of the Fund

15.

Comment:  Please remove the italicized portion of the following heading “Investor Expense for Eagle Class Shares.”

Response:  The heading has been revised to remove this language and to comply with the requirements of Form N-1A in connection with the filing made on March 24, 2010.

16.

Comment:  Please conform this section to comply with the requirements of Form N-1A.

Response:  This section has been revised to comply with the requirements of Form N-1A in connection with the filing made on March 24, 2010.

17.

Comment:  Please consider deleting footnote 2 because the expected fees for the Fund do not exceed the threshold for the fee waiver. To the extent that footnote 1 is not deleted, please remove the last sentence of the footnote and please clarify the conditions under which the fee waiver may be terminated.

Response:  The footnote will be deleted because the expected fees for the Fund do not exceed the threshold for the fee waiver.

Example

18.

Comment:  Please conform this section to comply with the requirements of Form N-1A.

Response:  This section has been revised to comply with the requirements of Form N-1A in connection with the filing made on March 24, 2010.

JPMorgan Tax Free Money Market Fund

General

19.

Comment:  Please see comments relating to JPMorgan Prime Money Market Fund, as applicable.

Response:  Please see responses above.

The Fund’s Objective

20.

Comment:  Please explain what is meant by “from gross income.”

Response:  “Gross income” is defined in Section 61(a) of the Internal Revenue Code (the “Code”). "Gross income" is the first amount used in computing "taxable income." Section 103 of the Code specifically excludes from the definition of "gross income" interest on any state or local bond.

The Fund’s Main Investment Risks

21.

Comment:  Under the section “Tax Risk,” please delete the second sentence from the Summary Section, as it does not constitute a risk.

Response:  The language has been moved to the section responsive to Item 9 of
Form N-1A.

Additional Compensation To Financial Intermediaries

22.

Comment:  Please state the basis upon which you believe that Form N-1A permits the inclusion of the disclosure contained in this section. If the Form does not permit its inclusion, please delete it.

Response:  General instruction C.3.(b) states that a Fund may include information in the statutory prospectus that is not otherwise required, so long as it is not “incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” Under this standard, this disclosure may be included. Further, we believe that the disclosure provides investors with information that may be relevant to their investment decision.

Buying Fund Shares

23.

Comment:  Please clarify the first sentence to make clear to investors that they will be subject to 12b-1 fees.

Response:  The sentence has been revised accordingly.

24.

Comment:   The first sentence of the fourth paragraph indicates that shares are available on any day that the Federal Reserve Bank of New York is open. The Third sentence states that a Fund may close on days when the Federal Reserve Bank of New York is open but the New York Stock Exchange is closed. Please explain how this disclosure is consistent.

Response:  The third sentence is intended to provide an exception to the first sentence and the disclosure has been revised to clarify the intent.

25.

Comment:  Please explain how the fifth paragraph of this section is consistent with cut-off times listed for the Funds.

Response:   The fifth paragraph of the section is intended to provide an exception that allows the Funds to close earlier than their normal cut-off times when the New York Stock Exchange closes early.  We have revised the disclosure to make this clear.

26.

Comment:   In the sixth paragraph of this section, in both the first and second sentences, please change the word “accepts” to “receives.”

Response:   The requested change has not been made. The term “accepted” is not inconsistent with the Act and we believe that a sufficient explanation of the term is included in the prospectus.  The word “accepts” rather than “receives” was chosen to clarify for prospective investors that a Fund has the right to reject purchase orders if the prospective investor fails to comply with the requirements, such as providing payment, described in the prospectus.   In addition, the prospectus discloses that purchase orders may be rejected at any time. The Trust is concerned that revising the disclosure may undermine provisions in the prospectus designed to protect the Funds and their shareholders.

Selling Fund Shares

27.

Comment:  In the first paragraph of this section, in both the second and third sentences, please change the word “accepts” to “receives.”

Response:  The language has been revised as requested.

Financial Highlights

28.

Comment:   Please include financial highlights for another class that has performance history.

Response:  The Fund respectfully submits that inclusion of financial highlights relating to a class of shares of the Fund already in existence is not required pursuant to Form N-1A. Further, unlike performance information, which is reflective of the performance that the new share class would have achieved (after an accounting for differences in fees), the information included in the financial highlights is specific to another class, and therefore, it would not be appropriate herein.

Statement of Additional Information (“SAI”)

29.

Comment:  The SAI states “In the absence of such classification or if an Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, an Adviser may classify an issuer accordingly.” Please confirm whether determining that an issuer is engaged in a different industry for industry concentration can be determined without shareholder vote, and if so, on what basis. In drafting your response, please take note of the recent case involving Charles Schwab Corporation.

Response:  The Act requires investment companies to obtain shareholder approval for changes in investment policies that are deemed to be “fundamental.” Section 13(a)(3) of the Act provides that a registered investment company, without shareholder approval, may not “deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement, deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 8(b)(3) [which relates to policies not enumerated in Section 8 that the registrant nonetheless deems to be fundamental].” If an industry classification does not fall into any of the these categories, then shareholder approval is not required to change an industry classification, and a registrant would not be in violation of Section 13(a)(3) by changing a previously disclosed policy that it has not explicitly labeled as “fundamental.”

In its brief as amicus curiae in connection with In re Charles Schwab Corp. Securities Litigation (the “SEC Brief”), the Securities and Exchange Commission (the “SEC”) supported this position when it stated that “It is the deviation from a previously recited concentration policy—investing fund assets in ways contrary to the recited policy—that requires shareholder approval.” In the SEC Brief, the SEC cited language from, and stated its support for, certain statements made in its 1983 release that “In determining industry classifications, [a registrant] * * * may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”

The SAI disclosure in question is not part of the Funds’ fundamental policy relating to concentration (the first category under Section 13(a)(3)). Rather, this disclosure is designed to provide the Funds with the discretion to determine the industry that an issuer should be deemed to belong to for purposes of measuring compliance with the Funds’ concentration policy if there is no guidance provided, or where the investment adviser determines, in good faith, that a divergence from a classification of an issuer by a third party is appropriate in light of the investment adviser’s analysis of the issuer's business. Such discretion is necessary in part because the industries to which issuers belong are not always clear or static, and, frequently, determinations regarding industry classifications require judgment calls to be made. This disclosure cannot be construed as part of the concentration policy, or even as an investment policy generally, but is intended to simply disclose the process by which the investment adviser implements the concentration policy.

Requiring shareholder approval to permit the investment adviser to operate in the manner disclosed would neither be practical nor add to investor protection. This too is consistent with what the SEC stated in the SEC Brief when it noted that “‘Rejiggering’ of industry definitions is not what triggers Section 13.” Such a change, or “rejiggering,” is precisely what this SAI disclosure is designed to accommodate, and neither Section 13(a) nor SEC guidance suggest that it would require shareholder approval.

In connection with your review of the Fund’s Post-Effective Amendments Nos. 103 and 106 filed by the Trust on March 3, 2010 and March 24, 2010, respectively, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

Prospectus

J.P. Morgan Money Market Funds
Eagle Class Shares

April 30, 2010

JPMorgan Prime Money Market Fund	Ticker: JPEXX
JPMorgan Tax Free Money Market Fund	Ticker: JTEXX

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan Prime Money Market Fund — Eagle Class

Ticker: JPEXX

The Fund’s Objective

The Fund aims to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

Fees and Expenses of the Fund

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

ANNUAL FUND OPERATING EXPENSES

(Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.08%
Distribution (Rule 12b-1) Fees	0.25
Other Expenses[1]	0.37
Shareholder Service Fees	0.	30
Remainder of Other Expenses	0.	07
Total Annual Fund Operating Expenses	0.70

1	“Other Expenses” are based on estimated expenses for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:

	1 Year	3 Years	5 Years	10 Years
EAGLE CLASS SHARES ($)	72	224	390	871

The Fund’s Main Investment Strategy

The Fund invests in high quality, short-term money market instruments which are issued and payable in U.S. dollars. The Fund principally invests in:

•	high quality commercial paper and other short-term debt securities, including floating and variable rate demand notes of U.S. and foreign corporations,

•	debt securities issued or guaranteed by qualified U.S. and foreign banks, including certificates of deposit, time deposits and other short-term securities,

•	securities issued or guaranteed by the U.S. government, its agencies or instrumentalities,

•	asset-backed securities,

•	repurchase agreements and reverse repurchase agreements,

•	taxable municipal obligations, and

•	funding agreements issued by banks and highly rated U.S. insurance companies, such as Guaranteed Investment Contracts (GICs) and Bank Investment Contracts (BICs).

The Fund is a money market fund managed to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940. Within these requirements, the Fund is managed in the following manner:

•	The Fund seeks to maintain a net asset value of $1.00 per share.

•	The dollar-weighted average maturity of the Fund will generally be 60 days or less.

•	The Fund will only buy securities that have remaining maturities of 397 days or less as determined under Rule 2a-7.

•	The Fund invests only in U.S. dollar-denominated securities.

•	The Fund will only buy securities that present minimal credit risk.

The Fund may invest significantly in securities with floating or variable rates of interest. Their yields will vary as interest rates change.

The Fund will concentrate its investments in the banking industry. Therefore, under normal conditions, the Fund will invest at least 25% of its total assets in securities issued by companies in the banking industry. The Fund may, however, invest less than 25% of its total assets in this industry if warranted due to adverse economic conditions or if investing less than 25% appears to be in the best interest of shareholders.

The Fund’s adviser seeks to develop an appropriate portfolio by considering the differences in yields among securities of different maturities, market sectors and issuers.

The Fund’s Main Investment Risks

The Fund is subject to management risk and the Fund may not achieve its objective if the adviser’s expectations regarding particular securities or interest rates are not met.

Interest Rate Risk.  Changes in short-term interest rates will cause changes to the Fund’s yield. In addition, a low-interest rate environment may prevent the Fund from providing a positive yield or maintaining a stable net asset value of $1.00 per share.

Credit Risk.  The Fund’s investments are subject to the risk that the issuer or the counterparty will fail to make payments when due or default completely. If an issuer’s financial condition

APRIL 30, 2010   1

JPMorgan Prime Money Market Fund — Eagle Class (continued)

worsens, the credit quality of the issuer may deteriorate making it difficult for the Fund to sell such investments.

Mortgage-Related and Other Asset-Backed Securities Risk. Mortgage-related and asset-backed securities are subject to certain other risks, including prepayment and call risks. During periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss. The risk of default is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages.

Government Securities Risk.  The Fund invests in securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), or the Federal Home Loan Mortgage Corporation (Freddie Mac)). Unlike Ginnie Mae securities, securities issued or guaranteed by U.S. government related organizations such as Fannie Mae and Freddie Mac are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government would provide financial support.

Redemption Risk.  The Fund may need to sell its holdings in order to meet shareholder redemption requests. The Fund could experience a loss when selling securities to meet redemption requests if the redemption requests are unusually large or frequent, occur in times of overall market turmoil or declining prices for the securities sold, or when the securities the Fund wishes to or is required to sell are illiquid.

Concentration Risk.  Because the Fund will invest a significant portion of its assets in securities of companies in the banking industry, developments affecting the banking industry will have a disproportionate impact on the Fund. These risks generally include interest rate risk, credit risk and risk associated with regulatory changes in the banking industry. The profitability of banks depends largely on the availability and cost of funds, which can change depending on economic conditions.

Foreign Securities Risk.  U.S. dollar-denominated securities of foreign issuers or U.S. affiliates of foreign issuers may be subject to additional risks not faced by domestic issuers. These risks include political and economic risks, greater volatility, and regulatory issues facing issuers in such foreign countries.

Floating and Variable Rate Securities Risk.  Floating and variable rate securities provide for a periodic adjustment in the interest rate paid on the securities. The rate adjustment intervals may be regular and range from daily up to annually, or may be based on an event, such as a change in the prime rate. Floating and variable rate securities may be subject to greater liquidity risk than other debt securities, meaning that there may be limitations on the Fund’s ability to sell the securities at any given time. Such securities also may lose value.

Net Asset Value Risk.  There is no assurance that the Fund will meet its investment objective of maintaining a net asset value of $1.00 per share on a continuous basis. Furthermore, there can be no assurance that the Fund’s affiliates will purchase distressed assets from the Fund, make capital infusions, enter into capital support agreements or take other actions to ensure that the Fund maintains a net asset value of $1.00 per share. In the event any money market fund fails to maintain a stable net asset value, other money market funds, including the Fund, could face a universal risk of increased redemption pressures, potentially jeopardizing the stability of their net asset values. In general, certain other money market funds have in the past failed to maintain stable net asset values and there can be no assurance that such failures and resulting redemption pressures will not occur in the future.

Risk Associated with the Fund Holding Cash.  Although the Fund seeks to be fully invested, it may at times hold some of its assets in cash, which may hurt the Fund’s performance.

Risk of Regulation of Money Market Funds. The Securities and Exchange Commission (SEC) has recently adopted amendments to money market regulation. These changes may result in reduced yields achieved by certain money market funds. The SEC may adopt additional reforms to money market regulation, which may impact the operation or performance of the Fund.

Investments in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Fund’s Past Performance

This section provides some indication of the risks of investing in the Fund. Because the Eagle Class Shares have not commenced operations as of the date of this prospectus, the bar chart shows how the performance of the Fund’s Reserve Shares has varied from year to year over the past ten calendar years. The table shows the average annual total returns of the Fund’s Reserve Shares for the past one year, five years and ten years. The actual returns of Eagle Class Shares would have been

2   J.P. MORGAN MONEY MARKET FUNDS

similar to the returns shown because Eagle Class Shares have similar expenses.

To obtain current yield information call 1-800-421-4184 or visit eagleasset.com. Past performance is not necessarily an indication of how the Fund will perform in the future.

  YEAR-BY-YEAR RETURNS

Best Quarter	4th quarter, 2000	1.45%
Worst Quarter	3rd quarter, 2009 4th quarter, 2009	0.00%

The Fund’s year-to-date total return as of 3/31/10 was x.xx%.

AVERAGE ANNUAL TOTAL RETURNS

(For periods ended December 31, 2009)

	Past 1 Year	Past 5 Years	Past 10 Years
RESERVE SHARES	0.15%	2.85%	2.62%

Management

J.P. Morgan Investment Management Inc. serves as investment adviser to the Fund.

Purchase and Sale of Fund Shares

This prospectus is to be used only by clients of Eagle Asset Management, Inc. and its affiliates.

Purchase minimums

For Eagle Class Shares
To establish a regular account	$1,000
To add to an account	No minimum
To establish a periodic investment program	$50
Subsequent investments under a periodic investment program	$50

In general, you may purchase or redeem shares on any business day

•	Through your Financial Intermediary

•	By writing to Eagle Fund Services, Inc., P.O. Box 33022, St. Petersburg, FL 33733

•	After you open an account, by calling Eagle Fund Services, Inc. at 1-800-421-4184

Tax Information

The Fund intends to make distributions that may be taxed as ordinary income or capital gains, except when your investment is in an IRA, 401(k) plan or other tax-advantaged investment plan.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary, including Eagle, (such as a bank), the Fund and its related companies may pay the financial intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.

APRIL 30, 2010   3

JPMorgan Tax Free Money Market Fund — Eagle Class

Ticker: JTEXX

The Fund’s Objective

The Fund aims to provide the highest possible level of current income which is excluded from gross income, while still preserving capital and maintaining liquidity.

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

ANNUAL FUND OPERATING EXPENSES

(Expenses that you pay each year as a percentage of the
value of your investment)

Management Fees	0.08%
Distribution (Rule 12b-1) Fees	0.25
Other Expenses	0.37
Shareholder Service Fees	0.	30
Remainder of Other Expenses	0.	07
Total Annual Fund Operating Expenses	0.70

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the total annual fund operating expenses. Your actual costs may be higher or lower.

WHETHER OR NOT YOU SELL YOUR SHARES, YOUR COST WOULD BE:

	1 Year	3 Years	5 Years	10 Years
EAGLE CLASS SHARES ($)	72	224	390	871

The Fund’s Main Investment Strategy

Under normal conditions, the Fund will try to invest its assets exclusively in municipal obligations, the interest on which is excluded from federal income taxes. As a fundamental policy, the Fund will invest at least 80% of the value of its Assets in municipal obligations. For purposes of this policy, “Assets” means net assets, plus the amount of borrowings for investment purposes.

Municipal obligations are securities that:

•	are issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their respective authorities, agencies and other groups with authority to act for the municipalities; and

•	are short-term money market instruments such as private activity and industrial development bonds, tax anticipation notes, municipal lease obligations and participations in pools of municipal obligations.

The Fund will only purchase municipal obligations if the issuer receives assurances from legal counsel that the interest payable on the securities is exempt from federal income tax.

The remaining 20% of the Fund’s total assets may be invested in securities subject to federal income tax or the federal alternative minimum tax.

The Fund is a money market fund managed to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940. Within these requirements, the Fund is managed in the following manner:

•	The Fund seeks to maintain a net asset value of $1.00 per share.

•	The dollar-weighted average maturity of the Fund will generally be 60 days or less.

•	The Fund will only buy securities that have remaining maturities of 397 days or less as determined under Rule 2a-7.

•	The Fund invests only in U.S. dollar-denominated securities.

•	The Fund will only buy securities that present minimal credit risk.

The Fund may invest significantly in securities with floating or variable rates of interest. Their yields will vary as interest rates change.

The Fund’s adviser seeks to develop an appropriate portfolio by considering the differences in yields among securities of different maturities, market sectors and issuers.

The Fund’s Main Investment Risks

The Fund is subject to management risk and the Fund may not achieve its objective if the adviser’s expectations regarding particular securities or interest rates are not met.

Interest Rate Risk.  Changes in short-term interest rates will cause changes to the Fund’s yield. In addition, a low-interest rate environment may prevent the Fund from providing a positive yield or maintaining a stable net asset value of $1.00 per share.

Credit Risk.  The Fund’s investments are subject to the risk that the issuer or the counterparty will fail to make payments when due or default completely. If an issuer’s financial condition worsens, the credit quality of the issuer may deteriorate making it difficult for the Fund to sell such investments.

4   J.P. MORGAN MONEY MARKET FUNDS

Municipal Obligations Risk.  The risk of a municipal obligation generally depends on the financial and credit status of the issuer. Changes in a municipality’s financial health may make it difficult for the municipality to make interest and principal payments when due. This could decrease the Fund’s income or hurt the ability to preserve capital and liquidity.

Under some circumstances, municipal obligations might not pay interest unless the state legislature or municipality authorizes money for that purpose. Some obligations, including municipal lease obligations, carry additional risks.

Municipal obligations may be more susceptible to downgrades or defaults during recessions or similar periods of economic stress. In addition, since some municipal obligations may be secured or guaranteed by banks and other institutions, the risk to the Fund could increase if the banking or financial sector suffers an economic downturn and/or if the credit ratings of the institutions issuing the guarantee are downgraded or at risk of being downgraded by a national rating organization. Such a downward revision or risk of being downgraded may have an adverse effect on the market prices of the obligations and thus the value of the Fund’s investments. To the extent that the financial institutions securing the municipal obligations are located outside the U.S., these securities could be riskier than those backed by U.S. institutions because of possible political, social or economic instability, higher transaction costs, currency fluctuations, and possible delayed settlement.

In addition to being downgraded, an insolvent municipality may file for bankruptcy. The reorganization of a municipality’s debts may significantly affect the rights of creditors and the value of the obligations issued by the municipality and the value of the Fund’s investments.

There may be times that, in the opinion of the adviser, municipal money market securities of sufficient quality are not available for the Fund to be able to invest in accordance with its normal investment policies. During such times, or in response to other unusual market conditions, the adviser may invest any portion of the Fund’s assets in obligations subject to federal income tax, or may hold any portion of the Fund’s assets in cash.

Tax Risk.  The Fund may invest in securities whose interest is subject to federal income tax or the federal alternative minimum tax.

Redemption Risk.  The Fund may need to sell its holdings in order to meet shareholder redemption requests. The Fund could experience a loss when selling securities to meet redemption requests if the redemption requests are unusually large or frequent, occur in times of overall market turmoil or declining prices for the securities sold, or when the securities the Fund wishes to or is required to sell are illiquid.

Floating and Variable Rate Securities Risk.  Floating and variable rate securities provide for a periodic adjustment in the interest rate paid on the securities. The rate adjustment intervals may be regular and range from daily up to annually, or may be based on an event, such as a change in the prime rate. Floating and variable rate securities may be subject to greater liquidity risk than other debt securities, meaning that there may be limitations on the Fund’s ability to sell the securities at any given time. Such securities also may lose value.

Net Asset Value Risk.  There is no assurance that the Fund will meet its investment objective of maintaining a net asset value of $1.00 per share on a continuous basis. Furthermore, there can be no assurance that the Fund’s affiliates will purchase distressed assets from the Fund, make capital infusions, enter into capital support agreements or take other actions to ensure that the Fund maintains a net asset value of $1.00 per share. In the event any money market fund fails to maintain a stable net asset value, other money market funds, including the Fund, could face a universal risk of increased redemption pressures, potentially jeopardizing the stability of their net asset values. In general, certain other money market funds have in the past failed to maintain stable net asset values and there can be no assurance that such failures and resulting redemption pressures will not occur in the future.

Risk Associated with the Fund Holding Cash.  Although the Fund seeks to be fully invested, it may at times hold some of its assets in cash, which may hurt the Fund’s performance.

Risk of Regulation of Money Market Funds. The Securities and Exchange Commission (SEC) has recently adopted amendments to money market regulation. These changes may result in reduced yields achieved by certain money market funds. The SEC may adopt additional reforms to money market regulation, which may impact the operation or performance of the Fund.

Investments in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Fund’s Past Performance

This section provides some indication of the risks of investing in the Fund. Because the Eagle Class Shares have not commenced operations as of the date of this prospectus, the bar chart shows how the performance of the Fund’s Reserve Shares has varied from year to year over the past ten calendar years. The table shows the average annual total returns of the Fund’s Reserve Shares for the past one year, five years and ten years. The actual returns of Eagle Class Shares would have been similar to the returns shown because Eagle Class Shares have similar expenses.

APRIL 30, 2010   5

JPMorgan Tax Free Money Market Fund — Eagle Class (continued)

To obtain current yield information call 1-800-421-4184 or visit eagleasset.com. Past performance is not necessarily an indication of how the Fund will perform in the future.

  YEAR-BY-YEAR RETURNS

Best Quarter	4th quarter, 2000	0.96%
Worst Quarter	2nd quarter, 2009 3rd quarter, 2009 4th quarter 2009	0.00%

The Fund’s year-to-date total return as of 3/31/10 was x.xx%.

AVERAGE ANNUAL TOTAL RETURNS

(For periods ended December 31, 2009)

	Past 1 Year	Past 5 Years	Past 10 Years
RESERVE SHARES	0.02%	1.80%	1.72%

Management

J.P. Morgan Investment Management Inc. serves as investment adviser to the Fund.

Purchase and Sale of Fund Shares

This prospectus is to be used only by clients of Eagle Asset Management, Inc. and its affiliates.

Purchase minimums

For Eagle Class Shares
To establish a regular account	$1,000
To add to an account	No minimum
To establish a periodic investment program	$50
Subsequent investments under a periodic investment program	$50

In general, you may purchase or redeem shares on any business day

•	Through your Financial Intermediary

•	By writing to Eagle Fund Services, Inc., P.O. Box 33022, St. Petersburg, FL 33733

•	After you open an account, by calling Eagle Fund Services, Inc. at 1-800-421-4184

Tax Information

The Fund’s distributions of interest on municipal obligations generally are not subject to federal income tax; however the Fund may distribute taxable dividends, including distributions of short-term capital gains, and long-term capital gains. In addition, interest on certain obligations may be subject to the federal alternative minimum tax. To the extent that the Fund’s distributions are derived from interest on obligations that are not exempt from applicable state and local taxes, such distributions will be subject to such state and local taxes.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary, including Eagle, (such as a bank), the Fund and its related companies may pay the financial intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.

6   J.P. MORGAN MONEY MARKET FUNDS

How Your Account Works

The Funds’ Eagle Class Shares are offered only to shareholders of mutual funds advised by Eagle and to clients of Eagle and its affiliates (collectively, Eagle Clients). Eagle Class Shares may not be purchased directly from the Funds. Instead Eagle Clients may purchase the Eagle Class Shares through accounts maintained with Eagle or its affiliates, including Raymond James & Associates (“RJA”), Raymond James Financial Services, Inc., Raymond James Financial Services Advisers, Inc. and independent advisers for which RJA or its affiliates provide correspondent dealer or administrative services. Eagle may impose policies, limitations and fees which are different than those described herein.

BUYING FUND SHARES

You do not pay any sales charge (sometimes called a load) when you buy Eagle Class Shares of these Funds, however, you will pay annual distribution fees under Rule 12b-1.

The price you pay for your shares is the net asset value (NAV) per share of the class. NAV is the value of everything a class of a Fund owns, minus everything the class owes, divided by the number of shares of that class held by investors. The Funds seek to maintain a stable NAV per share of $1.00. Each Fund uses the amortized cost method to value its portfolio of securities. This method provides more stability in valuations. However, it may also result in periods during which the stated value of a security is different than the price the Fund would receive if it sold the investment.

The NAV of each class of shares is generally calculated as of the cut-off time each day the Funds are accepting orders. You will pay the next NAV per share calculated after the J.P. Morgan Institutional Funds Service Center accepts your order.

Normally, the cut-off time for each Fund is:

Prime Money Market Fund	5:00 P.M. ET
Tax Free Money Market Fund	NOON ET

If the Fund accepts your order by the Fund’s cut-off time listed above, your purchase order will be processed at that day’s price and you will be entitled to all dividends declared on that day. If the Fund accepts your purchase order after the cut-off time, it will be processed at the next day’s price.

Shares are available on any business day that the Federal Reserve Bank of New York (Federal Reserve) is open, except as noted below. In addition to weekends, the Federal Reserve is closed on the following national holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day and Christmas Day. A Fund may also close when the Federal Reserve is open and the New York Stock Exchange (NYSE) is closed, such as Good Friday. On any business day when the Securities Industry and Financial Markets Association (SIFMA) recommends that the securities markets close trading early, a Fund may close trading early.

On occasion, the NYSE closes before 4:00 p.m. Eastern Time (ET). When the NYSE closes early, the Fund may also elect to close early and purchase orders accepted by the Fund after the early closing will be effective the following business day. Each Fund, however, may elect to remain open following an early close of the NYSE. If your purchase order is accepted by the Fund before the Fund’s close on a day when the NYSE closes early but the Fund remains open, or on a day when the Fund is open but the NYSE is not, it will be effective the same business day. Purchase orders accepted after a Fund closes will be effective the following business day.

Share ownership is electronically recorded; therefore, no certificate will be issued.

Eagle will be responsible for transmitting your purchase order to a Fund by the Fund’s cut-off time. Eagle may have an earlier cut-off time for purchase orders. In addition, Eagle may be closed at times when a Fund is open.

The Fund must receive “federal funds” by the close of the Federal Reserve wire transfer system (normally, 6:00 p.m. ET) on the same business day the purchase order is placed. In the event that an order is placed by the cut-off time specified above but the related wire payment is not received by the Fund by the close of the Federal Reserve wire transfer system that same day, then either your order may not be effective until the next business day on which federal funds are timely received by the Fund, or the Fund reserves the right to cancel your purchase order and you will be liable for any resulting losses or fees incurred by the Fund or the Fund’s transfer agent. If you pay by check before the cut-off time, we will generally process your order the next business day the Fund is open for business.

The Funds have the right to refuse any purchase order or to stop offering shares for sale at any time.

How to Invest

Contact your Financial Intermediary. You may invest in a Fund by contacting your financial advisor, who is affiliated with a Financial Intermediary authorized to sell Eagle Class Shares. Your Financial Intermediary will transmit your request to the Fund and may charge you a fee for this service. The availability of certain services described below may be limited by your Financial Intermediary who may set their own minimum purchase, balance, eligibility or other requirements. Please contact your Financial Intermediary for more information.

Your Financial Intermediary may have established a sweep program for investors who maintain a brokerage account with a participating dealer. Under such sweep programs, free credit

12   J.P. MORGAN MONEY MARKET FUNDS

How Your Account Works (continued)

received, federal law requires that your identity be verified. After an account is opened, your ability to purchase additional shares may be restricted until your identity is verified. If your identity cannot be verified within a reasonable time, your account may be closed and your shares redeemed at the NAV per share next calculated after the account is closed.

Eagle is paid by JPMDS to assist you in executing Fund transactions and monitoring your investment. Eagle provides the following services in connection with its customers’ investments in the Funds:

•	Acting directly or through an agent, as the sole shareholder of record

•	Maintaining account records for customers

•	Processing orders to purchase, redeem or exchange shares for customers

•	Responding to inquiries from shareholders

•	Assisting customers with investment procedures.

SELLING FUND SHARES

You can sell, or redeem, Eagle Class Shares of your Fund for cash on any day that the Funds are open for business, subject to certain restrictions. You will receive the next NAV per share calculated after the Fund receives your order from Eagle in proper form. The Fund must receive your order from Eagle by the Fund’s cut-off time in order for us to process your order at that day’s price.

When you sell shares, payment of the proceeds (less any applicable CDSC) generally will be made by the next business day after your order is received. If you sell shares that were recently purchased by check or ACH, payment will be delayed until we verify that those funds have cleared, which may take up to two weeks. Transactions submitted by a third party via the ACH Network will be accepted at the Eagle’s discretion. Eagle may have an earlier cut-off time than the Funds’ cut-off for redemption orders. Contact Eagle for further details.

Contact your Financial Intermediary. You may sell your shares by contacting your financial advisor or your Financial Intermediary authorized to sell Eagle Class Shares, either of whom can prepare the necessary documentation. Your Financial Intermediary will transmit your request to sell shares of your Fund and may charge you a fee for this service.

Your Financial Intermediary may have established a sweep program with the Funds for investors who maintain a brokerage account with a participating dealer. Brokerage cash debits arising from purchases of securities for cash or other brokerage activity will automatically sweep from the Funds for active program participants.

Contact Eagle. You may sell shares by calling Eagle at 1-800-421-4184, or by sending a letter of instruction. Specify the Fund and share class, your account number, the name(s) in which the account is registered and the dollar value or number of shares you wish to sell. Mail the request to Eagle Fund Services, Inc., P.O. Box 33022, St. Petersburg, FL 33733. All registered owners on the account must sign the request. Additional documentation may be required for sales of shares held in corporate, partnership or fiduciary accounts. The availability of these services may be limited by your Financial Intermediary who may set their own requirements. Please contact your financial advisor for more information.

Payment can be made (i) directly to a bank account titled the same as your Eagle account for which you have previously provided information to us in writing on your account application or subsequent form (Funds are generally available in your bank account two to three business days after we receive your request), or (ii) by check to your address of record, provided there has not been an address change in the last 30 calendar days.

A written request including a medallion signature guarantee is required if the redemption is (i) $100,000 and greater, (ii) sent to an address other than the address of record, or preauthorized bank or brokerage firm account, (iii) sent to a payee other than the shareholder of record, or (iv) sent to an address of record that has been changed within the past 30 calendar days. A notary public cannot guarantee your signature.

You may establish a plan for periodic withdrawals from your Eagle account. Withdrawals can be made on the 1st, 5th, 10th or 20th day of the month at monthly, quarterly, semiannual or annual intervals. If such a day falls on a weekend or holiday, the withdrawal will take place on the next business day. To establish a plan, complete the appropriate section of the account application or the Eagle systematic withdrawal form (available from your financial advisor, Eagle, or Eagle’s website at eagleasset.com) and send that form to Eagle. Eagle reserves the right to cancel systematic withdrawals if insufficient shares are available for two or more consecutive months.

Application of CDSC. Redemptions may be subject to a sales charge or a contingent deferred sales charge (CDSC) if they were acquired by exchange from another mutual fund advised or offered by Eagle (Eagle Mutual Funds) and have not satisfied the holding period requirement of that Fund. To keep your CDSC as low as possible, each time you redeem shares, Eagle will first sell any shares in your account that carry no CDSC. If there are not enough of those to meet your request, we will sell those shares that have been held the longest. There is no CDSC on shares acquired through reinvestment of dividends or other distributions. However, any period of time you held shares of the Funds or other Eagle money market funds will not be counted for purposes of calculating the CDSC.

14   J.P. MORGAN MONEY MARKET FUNDS